United States securities and exchange commission logo





                             April 12, 2024

       Chandra R. Patel
       Chief Executive Officer
       Global Partner Acquisition Corp II
       200 Park Avenue, 32nd Floor
       New York , New York 10166

                                                        Re: Global Partner
Acquisition Corp II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 25,
2024
                                                            File No. 333-276510

       Dear Chandra R. Patel:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 9, 2024 letter.

       Amendment No. 1 to Form S-4 Filed March 25, 2024

       Cover Page

   1. We note your response to comment 9 and your revised disclosure here that you expect the combined company to be
considered a    controlled company    upon closing. Please revise
                                                        your disclosure here
and throughout the registration statement to clearly identify the controlling shareholder
and disclose the percentage of voting power that the shareholder will hold following
completion of the offering.
       Summary of the Proxy Statement/Prospectus
       Star Power, page 2

   2. We note your response to comment 5 and your revised disclosure here discussing the
                                                        company   s focus on
the midstream refinery process. Please revise to state, as you do in your response, that the
company will seek to enter into letters of intent and memoranda of
 Chandra R. Patel
FirstName   LastNameChandra   R. IIPatel
Global Partner  Acquisition Corp
Comapany
April       NameGlobal Partner Acquisition Corp II
       12, 2024
April 212, 2024 Page 2
Page
FirstName LastName
         understanding to avail itself of brine feedstock supply and that its business strategy will depend on these agreements.
Organizational Structure, page 3

3. We note your response to comment 6 and your revised disclosure here including to show that Global Partner Sponsor II LLC has a 80.69% ownership interest in GPAC II prior to the business combination. Please revise to also clarify who holds the remaining ownership interest in GPAC II prior to the business combination.
Equity Ownership Upon Closing, page 4

4. We note your response to comment 7 and your revised disclosure here and throughout the registration statement. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants under each redemption scenario. In this regard, please separate line items to show the impact of the exercises of each the public warrants and the private placement warrants.
5. We note your revised disclosure here to include the 127,777 non-redemption shares in your sensitivity analysis. We note your disclosure in footnote 4 and on page viii that these shares will be issued pursuant to non-redemption agreements that were entered into with certain unaffiliated third parties so that they would not redeem an aggregate of 1,503,254
         Class A ordinary Shares in connection with the 2024 Extension Amendment Proposal.
         Please clarify whether the holders of these shares are GPAC II Public Shareholders and whether these public shareholders will have redemption rights with respect to these shares.
Conditions to Completion of the Business Combination Agreement, page 8

6. We note your response to comment 10 and your revised disclosure here and throughout the registration statement. Please revise to clearly indicate whether any or all of the conditions to the obligations of Stardust Power can be waived. Please also revise your disclosure beginning on page 126 to clearly identify each closing condition that is subject to waiver as you have done here.
The GPAC II Board's Reasons for the Approval of the Business Combination, page
18

7. We note your response to comment 12 and your revised disclosure here and throughout
         the registration statement. In your response, you state that    the
evaluation of Stardust
         Power included a discount to account for the risk inherent in an investment of a
         development stage company.    Please revise your disclosure, including
in the Background
         of the Business Combination section, to disclose the discount rate and address how this discount was determined and its impact on negotiations of the payable consideration.
 Chandra R. Patel
Global Partner Acquisition Corp II
April 12, 2024
Page 3
Q: How will the Combined Company Public Warrants differ from the Combined
Company
Private Placement Warrants and what are the related risks, page 45

8. We note your response to comment 17 and reissue the comment in part. Please revise your disclosure here to clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Nasdaq may delist the Combined Company's securities from trading on its exchange, which could limit investors' ability to make transactions, page 91

9.       We note the disclosure that the Nasdaq Hearing Panel   s hearing for
GPAC II
         was scheduled to be held on April 2, 2024 and that GPAC II presented its views with respect to its additional listing deficiency to the Panel in writing on February 5, 2024.
         Please revise to update the disclosure in regard to GPAC II's listing remediation.
Negotiations with Stardust Power, page 143

10. We note your response to comment 21 and we reissue the comment. Please revise to include additional detail to describe the changes in the agreements. For example, please describe the "mechanics to deal with certain items of indebtedness that had surfaced
         during GPAC II   s due diligence, among other revisions."

11. We note your response to comment 22 and your revised disclosure on page 144 and reissue the comment in part. Please also disclosure the date on which you retained
         Kirkland & Ellis.
Discounted Cash Flow Analysis, page 150

12.    We note your response to comment 28 and your revised disclosure stating
that    Stardust
       Power   s financial projections were not presented to the Board, but rather Enclave was
       asked to create and use in its preparation of the Fairness Opinion its own metrics based on
       financial and other information provided by Stardust Power.    We
further note your
       revised disclosure on page 152 stating that    Enclave selected and
applied reference range
       multiples of (i) 1.5x to 2.5x to Enclave   s independently forecasted
revenue of Stardust
       Power for an appropriate period and (ii) 3.0x to 5.0x to the projected EBITDA of Stardust
       Power for the same, in each case as reflected in Enclave   s
independently derived forecast
       of Stardust Power   s revenue and EBITDA for such periods based on
information supplied
       by Stardust Power [   ].    Please clarify what types of    financial
and other information
       Stardust Power provided to Enclave that permitted Enclave to derive forecasted revenue
FirstName LastNameChandra R. Patel
       and EBITDA and whether any of that information was prospective. Please also clarify the
Comapany    NameGlobal
       period that was    anPartner  Acquisition
                             appropriate       Corp
                                         period    for II
                                                     the forecasted revenue and
EBITDA and how
       it was determined
April 12, 2024 Page 3      to be    appropriate.
FirstName LastName
 Chandra R. Patel
FirstName   LastNameChandra   R. IIPatel
Global Partner  Acquisition Corp
Comapany
April       NameGlobal Partner Acquisition Corp II
       12, 2024
April 412, 2024 Page 4
Page
FirstName LastName
Summary of Financial Analyses, page 150

13. We note your response to comment 29 and reissue in part. With respect to each of the selected publicly traded companies analysis and the selected precedent transactions analysis, please revise your disclosure to address the following:

                We note your revised disclosure that Enclave selected publicly traded companies and
              precedent transactions in part based on    their comparability to
Stardust Power.
              Please revise to disclose the criteria on which comparability to Stardust Power was determined for the selected companies and transactions.

                We note your revised disclosure that when selecting each of the comparable
              companies and transactions,    Enclave also considered the
operational history of
              companies.    Please revise your disclosure to explain what
specifically was
              considered with respect to operational history. For example, clarify whether Enclave selected development stage companies or a range of companies at various stages in their operational development.
Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public
Shareholders, page 198

14.      We note your response to comment 30 and reissue the comment in part.
We note
         your disclosure on page 200 that the Domestication    will qualify as
a reorganization    and
         that    [t]his conclusion is not free from doubt.    It therefore
appears that there is uncertainty
         regarding the tax treatment. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.
Unaudited Pro Forma Condensed Combined Financial Information, page 215

15. We note your response to comment 32. Please note that Rule 11-01(a)(8) of Regulation S-
         X requires pro forma financial information when consummation of other transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. We believe pro forma financial information is required for your
         January 10, 2024 agreement to purchase land given the significance of the purchase price of the land relative to your pro forma balance sheets. Please revise accordingly. If you will be financing the purchase and recording a liability, please also disclose the terms of the financing.
16. We note in connection with the Non-Redemption Agreements, "the Sponsor agreed to transfer or cause to be issued for no consideration an aggregate of 127,777 shares and simultaneous forfeiture of 127,777 shares in the case of an issuance of a transfer in connection with the consummation of the Business Combination. It is anticipated that there will be a new issuance of 127,777 shares in accordance with the Non-Redemption
 Chandra R. Patel
Global Partner Acquisition Corp II
April 12, 2024
Page 5
         Agreements." Please disclose your accounting for this transaction and provide a related pro forma adjustment. Refer to Staff Accounting Bulletin Topic 5.T to the extent applicable.
Information about GPAC II
Directors and Executive Officers, page 235

17. We note your response to comment 41 and your revised disclosure here discussing the track record of certain directors and executive officers with SPACs. We further note that several individuals, including your CEO and Chairman, are affiliated with Constellation
         Acquisition Corp I, which appears to be in the process of searching for a target company.
         Please revise to disclose in an appropriate section of the registration statement whether the
         SPAC   s sponsors considered more than one active SPAC to be the
potential acquirer of
         Stardust Power and how the final decision was reached.
Business of Stardust Power
Lithium Industry, page 253

18. We note your response to comment 46 and your revised disclosure throughout this section beginning on page 253 and reissue the comment in part. We also note your disclosure on
         pages 254 and 255 that    the majority of global refining capacity is
currently located in
         Asia    and that your objective is    to emerge as a significant
supplier of lithium products
         within the United States.    We further note, however, your disclosure
on page 266 that
         there are "other lithium refineries which are in the process of being constructed in the
         United States." Please revise your discussion of the industry and competitive landscape to address the current and anticipated U.S. refinery competitive landscape, including whether
         other new market entrants are expected and Stardust Power   s position
relative to other
         potential new entrants.
Overall Market Opportunity, page 255

19. We note your response to comment 48 and your revised disclosure here that addresses your total addressable market and the estimated number of EVs Stardust Power anticipates it will be able to supply. If you retain your disclosure noting the global lithium market valuation of $4.65 billion in 2021, please revise to clarify that the value of the EV market addressable by your products is significantly lower.
Stardust Power's Strategy, page 262

20. We note your response to prior comment 50 and revised disclosures. As it appears that the
FirstName LastNameChandra R. Patel
       technical feasibility of the refinery is material to your business operations, please tell us
Comapany
       whatNameGlobal
            considerationPartner   Acquisition
                            you have   given to Corp
                                                filing IICritical Issues
Analysis and
       geotechnical
April 12, 2024 Page report
                     5      as exhibits with your registration statement.
FirstName LastName
 Chandra R. Patel
FirstName   LastNameChandra   R. IIPatel
Global Partner  Acquisition Corp
Comapany
April       NameGlobal Partner Acquisition Corp II
       12, 2024
April 612, 2024 Page 6
Page
FirstName LastName
Supply Feedstock, page 266

21. We note your response to comment 52 and your revised disclosure beginning on page 266.
         Please revise your disclosure with respect to the following items:

                With respect to your agreement with Usha Resources, we note your disclosure that
                 [a]s part of a definitive agreement, Stardust Power would be required to invest into
              the development of the Jackpot Lake project.    Please revise
your disclosure to further
              discuss the material terms of this investment, including the amount to be invested and potential timeline.

                With respect to your agreement with Hatch, we note your revised disclosure that
                 Hatch has not transferred any intellectual property to
Stardust Power.    Please clarify
              whether it is anticipated that there may be any intellectual property developed that could be transferred pursuant to the agreement.

         Additionally, we note your response that this agreement does not need to be filed as it
            does not relate to the purchase and sale of any products    and
the Company is not
         substantially dependent on the Hatch agreement to conduct its
business.    We further note,
         however, that the construction and eventual operation of your refinery appears to depend on the results of the Hatch assessment and scoping study, in particular as Hatch appears to be developing and mapping out an estimated target schedule for the refinery build. Please revise to disclose all material provisions of the agreement, including termination provision, and to file this agreement as an exhibit to the registration statement. Refer to
         Item 601(b)(10) of Regulation S-K.
22. We note your response to comment 53 and reissue the comment in part. In particular with respect to your agreements with Usha, IGX, QXR and Zelandez, which appear to relate to securing feedstock supply, please revise your disclosure to include more specific disclosures with respect to the timelines and potential need for additional financing for each counterparty to successfully complete its aim to produce a feedstock supply. We note that Stardust Power has or may provide an investment in each counterparty under the
         Usha, IGX and QXR agreements.
Incentives, page 274

23. We note your response to prior comment 45 and your revised disclosure. We note the disclosure that management believes that Stardust Power may benefit from substantial grants, financing, and other incentives provided by various government organizations designed to facilitate the manufacturing of battery-grade lithium products and has engaged the services of industry experts to assist in applying for government grants, such as those in Oklahoma. Please clarify the status of any applications for incentive programs proposed by Stardust Power.
 Chandra R. Patel
FirstName   LastNameChandra   R. IIPatel
Global Partner  Acquisition Corp
Comapany
April       NameGlobal Partner Acquisition Corp II
       12, 2024
April 712, 2024 Page 7
Page
FirstName LastName
Competitive Strengths, page 276

24. We note your response to prior comment 55 and revised disclosures. Please revise to further balance the disclosures in the bulleted points by noting that you have not commenced operations at your refinery and have yet to produce any lithium products.
Description of Securities
Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws
Classified Board, page 340

25. We note your disclosure that following the business combination, the combined company board will be a classified board. Please amend your risk factor disclosure on page 88 to also describe the risks to investors, including any anti-takeover effects, of your classified board.
General

26. We note your response to comment 47 and reissue the comment. Please revise all graphs and figures throughout this section so that all fonts are clearly legible. For example, please increase the font size for the flowsheets provided on pages 266 and
270. Revise all graphs
         and figures throughout the registration statement as needed.
27. We note your response to comment 59 and we reissue the comment in part. Please also disclose the reasons for the fee waiver.
28. We note disclosure in a Form 8-K filed on April 8, 2024 that on April 5, 2024, Global
         Partner Sponsor II LLC, the Sponsor converted 7,400,000 of GPAC II's Class B ordinary shares into Class A ordinary shares on a one-for-one basis. It was further disclosed that after conversion, GPAC II has a total of 9,194,585 Class A Ordinary Shares and 100,000
         Class B Ordinary Shares outstanding. Please revise to clarify whether the Sponsor will vote to approve the initial business combination with the additional Class A Ordinary
         Shares.
29. In the Form 425 filed on March 21, 2024, you state that capital expenditure requirements for the refinery itself is estimated to be over $1.2 billion. Please revise your Liquidity and
         Capital Resources section and other relevant sections of your registration statement to provide additional details regarding your capital expenditures for the refinery.
 Chandra R. Patel
FirstName   LastNameChandra   R. IIPatel
Global Partner  Acquisition Corp
Comapany
April       NameGlobal Partner Acquisition Corp II
       12, 2024
April 812, 2024 Page 8
Page
FirstName LastName
        Please contact Nudrat Salik at 202-551-3692 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact
Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Julian Seiguer